Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Exhibit 99.1
Pan American Silver announces filing of 2016 Audited Annual Financial Statements

Vancouver, B.C. - March 22, 2017 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (the “Company”) has filed its 2016 audited annual financial statements and management’s discussion and analysis in relation thereto (the “Statements”), together with its 2016 Annual Information Form (the “AIF”), with the applicable Canadian securities regulatory authorities on SEDAR. The Company has also filed the Statements and the AIF with the United States Securities and Exchange Commission on EDGAR by way of its Annual Report on Form 40-F.
The Statements and the AIF are available on the Company’s website at www.panamericansilver.com.

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines across Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1